UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. N/A)*

Midland States Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

597742105

(CUSIP Number)

February 14, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		597742105	Page 2 of 7
1	NAMES OF REPORTING PERSONS: Richard E. Workman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States
	5	SOLE VOTING POWER:

NUMBER OF		954,277 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		- 0 -

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		954,277 shares

WITH:	8	SHARED DISPOSITIVE POWER:

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

954,277* shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.2%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

*	Consists of Midland States Bancorp, Inc. common stock held by the Richard E. Workman 2001 Trust, of which Richard E. Workman is the sole trustee.
**	Based on 15,415,747 shares of common stock of Midland States Bancorp, Inc. outstanding as of October 31, 2016, as reported on Midland States Bancorp, Inc.’s Quarterly Form 10-Q filed on November 9, 2016.

CUSIP No. 597742105	Page 3 of 7

Item 1(a)	Name of Issuer:

Midland States Bancorp, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer's Principal Executive Offices:

1201 Network Centre Drive
Effingham, Illinois 62401

Item 2(a)	Name of Person Filing:

Richard E. Workman

Item 2(b)	Address of Principal Business Office or, if none, Residence:

9800 Walzer Court
Windermere, FL 34786

Item 2(c)	Citizenship:

Richard E. Workman is a United States citizen

Item 2(d)	Title of Class of Securities:

This statement relates to Common Stock of Midland States Bancorp, Inc.

Item 2(e)	CUSIP Number:

597742105

CUSIP No. 597742105	Page 4 of 7

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 597742105	Page 5 of 7

Item 4.	Ownership

	(a)	Amount beneficially owned: 954,277 shares*

	(b)	Percent of class: 6.2%**

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote 954,277*

		(ii)	Shared power to vote or to direct the vote - 0 -

		(iii)	Sole power to dispose or to direct the disposition of 954,277*

		(iv)	Shared power to dispose or to direct the disposition of - 0 -

* Richard E. Workman is the beneficial owner of 954,277 shares of Issuer Common Stock held by the Richard E. Workman 2001 Trust. Richard E. Workman, as sole trustee, has the power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares held by the Richard E. Workman 2001 Trust.

** Percentage based upon 15,415,747 shares of Issuer’s Common issued and outstanding on October 31, 2016, as reported on Issuer’s Quarterly Form 10-Q filed on November 9, 2016.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.

CUSIP No. 597742105	Page 6 of 7

Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications. Not applicable.

CUSIP No. 597742105	Page 7 of 7

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017

/s/ Richard E. Workman

Richard E. Workman